SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For September 29, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1) The Press Release issued on September 29, 2008.

CORPORATE COMMUNICATIONS
PRESS RELEASE
Amsterdam, 29 September 2008
ING not to make offer for ABN Amro Netherlands
ING announced today that it does not intend to make an offer to acquire ABN Amro Netherlands from Fortis. ING has examined the situation closely and carefully. We are mindful of the interests of all stakeholders, but recognise that the ultimate responsibility is to our shareholders.
ING remains committed to a disciplined approach when considering acquisitions, especially in the current extraordinary market circumstances. After careful consideration ING concluded that a transaction would not meet its financial requirements.
Press enquiries
Peter Jong
ING
+31 20 541 5457
Peter.Jong@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Disclaimer
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: September 29, 2008